Filed by Xcel Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NRG Energy, Inc.
NRG Energy, Inc.’s Commission File No. 001-15891

The following are selected historical and unaudited pro forma consolidated condensed financial data for Xcel Energy Inc. The data are intended to show what Xcel Energy’s results of operations and financial position might have been on a pro forma basis had (a) the sale of 20,000,000 shares of Xcel Energy’s common stock and (b) the exchange offer for shares of NRG Energy common stock and the subsequent merger with NRG been completed at an earlier date. The unaudited pro forma consolidated condensed income statement data for the year ended December 31, 2001 give effect to the common stock offering and the exchange offer for shares of NRG common stock and subsequent merger with NRG as if Xcel Energy had completed each such transaction as of January 1, 2001. The unaudited pro forma balance sheet data give effect to the common stock offering and the exchange offer and subsequent merger with NRG as if Xcel Energy had completed each such transaction on December 31, 2001.

The unaudited pro forma consolidated condensed financial statements are presented for informational purposes only and do not purport to be indicative of the results of operations and financial position of Xcel Energy that would have been achieved if the offering and the exchange offer and subsequent merger had been completed as of the dates indicated. In addition, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations or financial condition that may be achieved by Xcel Energy in the future. They also do not reflect the effect of any payment that may be required to be made in connection with the exercise of appraisal rights by NRG stockholders under Delaware law in connection with the subsequent merger.

This report includes forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words “anticipate,” “estimate,” “expect,” “objective,” “outlook,” “possible,” “potential” and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors; unusual weather; changes in federal or state legislation; regulation; risks associated with the California power market; currency translation and transaction adjustments; the higher degree of risk associated with Xcel Energy’s nonregulated businesses compared with Xcel Energy’s regulated business; and the other risk factors listed from time to time by Xcel Energy in reports filed with the Securities and Exchange Commission (SEC), including Exhibit 99.01 to Xcel Energy’s report on Form 10-Q for the quarter ended Sept. 30, 2001.

Additional Information and Where To Find It

In connection with the proposed exchange offer, Xcel Energy will file a prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy’s related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy at 800 Nicollet Mall, Minneapolis, MN 55402, Attn.: Investor Relations, or by telephone at (612) 215-4559.

Unaudited Pro Forma Financial Statements

		Pro Forma
		Adjustments(2)		Pro Forma
	Historical	(Unaudited)		(Unaudited)

Balance Sheet Data:
Current assets	$3,311	$(10	)(5)	$3,301
Property, plant and equipment, at cost	21,165			21,165
Other assets	4,259	9	(3)	4,268

Total assets	$28,735			$28,734

Current portion of long-term debt	$682			$682
Short-term debt	2,225	(435	)(1)	1,790
Other current liabilities	2,543			2,543

Total current liabilities	5,450			5,015
Deferred credits and other liabilities	3,719			3,719
Minority interest	655	(577	)(4)	78
Long-term debt	12,118			12,118
Mandatorily redeemable preferred securities of subsidiary trusts	494			494
Preferred stockholders’ equity	105			105
Common stockholders’ equity	6,194	1,011	(1),(5)	7,205

Total liabilities and equity	$28,735			$28,734

Income Statement Data:
Operating revenue	$15,028			$15,028
Operating expense	13,085			13,085

Operating income	1,943			1,943
Interest income and other nonoperating income — net of other expenses	72			72
Interest charges and financing costs	(821)	15	(1)	(806)
Income taxes	(336)	(6	)(1)	(342)
Minority interest	(73)	66	(4)	(7)
Extraordinary items	10			10

Net income	795			870
Dividends on preferred stock	(4)			(4)

Earnings available for common shareholders	$791			$866

Earnings per share — diluted:
Income before extraordinary items	$2.27			$2.21
Extraordinary item	0.03			0.03

Total earnings per share — diluted	$2.30			$2.24

Weighted average common shares outstanding - diluted	343,742,000	42,946,422	(5)	386,688,422

(Footnotes on following page)

Notes:

(1)  We have assumed that the net proceeds from the common stock offering ($435 million) are used to repay short-term indebtedness with a weighted average interest rate of 3.4% per annum (based on the weighted average interest rate of such indebtedness as of December 31, 2001).

(2)  The pro forma adjustments shown in the table do not reflect the impact of any other initiatives that may be undertaken at the NRG level, including, without limitation, possible asset sales, project cancellations and deferrals and reductions in other NRG costs.

(3)  We have allocated the estimated excess of the aggregate purchase price to be paid for NRG common stock pursuant to the exchange offer and subsequent merger over the 26% of the carrying value of NRG assets and liabilities to goodwill. Pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill from acquisitions occurring after June 30, 2001 is not amortized. Accordingly, we have not provided for amortization expense of the excess of the aggregate purchase price to be paid for shares of NRG common stock pursuant to the exchange offer and subsequent merger over 26% of the carrying value of NRG’s assets and liabilities.

(4)  We have assumed elimination of the minority shareholders’ interest in the income of NRG for the year ended December 31, 2001. For approximately the first three months of 2001, this interest was 18% of the outstanding shares of NRG common stock; for the last nine months of 2001, it was 26%.

(5)  We have assumed that we will exchange 24.7 million shares of Xcel Energy common stock (based on a value of $23.73 per share, the closing price per share of Xcel Energy common stock immediately prior to the announcement of the exchange offer) for all outstanding shares of NRG common stock. However, due to differing levels of minority ownership during the year (see note (4) above), we have calculated the impact of the issuance of Xcel Energy shares on a weighted average basis. Based on the proposed exchange ratio, for approximately the first three months of 2001, 15.7 million shares of Xcel Energy common stock would have been required to reacquire the minority shares of NRG common stock then outstanding. We have also assumed that securities issuance costs are paid in cash and will be reflected as a reduction in common stockholder’s equity.